UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 25, 2026: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2025.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding three paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 26, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2025

Maroussi, Athens, Greece – February 25, 2026 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, reported the following results for the three-month period and full year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights:

•

Total net revenues of $57.4 million. Net income of $40.5 million or $5.82 and $5.79 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $31.3 million or $4.50 and $4.48 per share basic and diluted.

•

An average of 21.22 vessels were owned and operated during the fourth quarter of 2025 earning an average time charter equivalent rate of $30,268 per day.

•

Declared a quarterly dividend of $0.75 per share for the fourth quarter of 2025 payable on or about March 17, 2026 to shareholders of record on March 10, 2026 as part of the Company’s common stock dividend plan.

•

As of February 25, 2026, the Company has repurchased 480,455 of our common stock in the open market, representing about 6.8% of the outstanding shares, for a total of about $11.36 million, under the share repurchase plan of up to $20 million announced in May 2022.

Full Year 2025 Highlights:

•

Total net revenues of $227.9 million. Net income of $137.0 million or $19.73 and $19.72 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $116.3 million or $16.75 and $16.74 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $155.9 million.

•

An average of 22.22 vessels were owned and operated during 2025, earning an average time charter equivalent rate of $29,107 per day.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “We are pleased to report a very profitable fourth quarter with our earnings per share for the quarter being one of the highest ever. During the fourth quarter of 2025 and in January and February 2026 to date, containership charter rates maintain their high levels for one more time. Container freight rates were a bit more volatile, reflecting mostly seasonal trends. The strength of the charter market is evidenced by our most recent fixture for our M/V EM Spetses, a 19-year old, 1700 teu containership, that we announced recently.

“Our entire fleet is chartered at very profitable rates with our charter coverage for 2026 being about 87%, our coverage in 2027 exceeding 71% with many of our contracts extending well into 2028 and beyond. Our contracted revenues are over $550 million over the next five years and, even if we assume very conservative rates for our charter renewals, we expect to continue reporting strong profitability.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

“Against this positive and quite protected situation for Euroseas, the overall containership market has to deal with a couple of challenges, mainly, the absorption of the high orderbook in the large containership segments and the eventual resumption of traffic through the Suez Canal which would reduce the demand for tonnage given the shorter distances required to travel. However, we would like to note that there is a stark difference between large containerships and the segments we operate, feeders and intermediate size vessels, as the latter not only face much lower orderbook levels but also have a large percentage of vessels over 20 years of age. Thus, we believe that it is very likely for the supply of feeders and intermediate containerships to contract, benefiting owners of modern vessels like us. Needless to say, the geo-political, economic and trade-related factors, like the renewed focus on US tariffs imposed, influence the volume of containerized trade and, consequently, demand for vessels, adding to the overall uncertainty in the markets.

“Nevertheless, given our strong balance sheet, we believe we are well positioned to take advantage of any developments in the markets, and we continuously evaluate and pursue accretive investment opportunities in both the secondhand and newbuilding sectors. At the same time, our balance sheet and contracted revenues backlog provide us with sufficient comfort to increase the rewards to our shareholders by increasing our dividend by 7% to $0.75 per share providing an annualized yield of about 5%.

Tasos Aslidis, Chief Financial Officer of Euroseas, commented: “Our net revenues for the fourth quarter of 2025 are increased by approximately 7.7% compared to the same period of 2024. This was the result of the increased average time charter rates our vessels earned in the fourth quarter of 2025, compared to the corresponding period of 2024. The Company operated an average of 21.22 vessels for the fourth quarter of 2025, versus 23.0 vessels during the same period last year. Net revenues amounted to $57.4 million for the fourth quarter of 2025 compared to $53.3 million for the fourth quarter of 2024.

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, increased by approximately 7.2%, during the fourth quarter of 2025 compared to the same quarter of last year. This increase is mainly attributable to the increased cost of our stock incentive plan and increased U.S. dollar to euro exchange rate during the period.

“Adjusted EBITDA1 during the fourth quarter of 2025 was $40.7 million compared to $32.8 million achieved in the fourth quarter of last year, reaching $155.9 million versus $135.8 million in the respective twelve-month periods of 2025 and 2024.

“As of December 31, 2025, our outstanding bank debt (excluding the unamortized loan fees) was $218.6 million, versus restricted and unrestricted cash of approximately $183.3 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $19.5 million (excluding the unamortized loan fees).”

Fourth Quarter 2025 Results:

 For the fourth quarter of 2025, the Company reported total net revenues of $57.4 million representing a 7.7% increase over total net revenues of $53.3 million during the fourth quarter of 2024, which was mainly the result of the higher time charter rates earned in the fourth quarter of 2025 compared to the corresponding period of 2024, partly offset by the decreased average number of vessels operating in the fourth quarter of 2025. The Company reported a net income for the period of $40.5 million, as compared to a net income of $24.4 million for the fourth quarter of 2024. On average, 21.22 vessels were owned and operated during the fourth quarter of 2025 earning an average time charter equivalent rate of $30,268 per day compared to 23.0 vessels in the same period of 2024 earning on average $26,479 per day.

For the fourth quarter of 2025, voyage expenses amounted to $0.1 million as compared to voyage expenses of $0.4 million for the same period of 2024. Voyage expenses for both periods related to owners’ expenses incurred in various ports.

Vessel operating expenses for the same period of 2025 amounted to $11.7 million as compared to $12.4 million for the same period of 2024. The decreased amount is mainly due to the lower number of vessels owned and operated in the last three months of 2025 compared to the same period of 2024.

Drydocking expenses amounted to $0.4 million during the fourth quarter of 2025 and relate to spare part supplies performed for upcoming drydocks. For the same period of 2024 drydocking expenses amounted to $2.5 million comprising the cost of one vessel passing its special survey with drydock and another one passing its intermediate survey in water.

Vessel depreciation for the fourth quarter of 2025 decreased to $6.8 million from $7.4 million in the fourth quarter of 2024, as a result of the decreased number of vessels in the Company’s fleet.

Related party management fees for the three months ended December 31, 2025 were $2.1 million compared to $1.8 million for the same period of 2024, as a result of the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros and the unfavorable movement of the euro/dollar exchange rate, partly offset by the lower average number of vessels owned and operated in the fourth quarter of 2025 compared to the same period of 2024.

 The results of the Company for the fourth quarter of 2025 include a $9.2 million gain on sale of M/V “Marcos V” that was completed in October 2025.

General and administrative expenses increased to $2.4 million in the fourth quarter of 2025, as compared to $2.2 million in the fourth quarter of 2024, due mainly to the increased cost for our stock incentive plan.

Interest and other financing costs for the fourth quarter of 2025 amounted to $3.4 million, compared to $4.1 million, of which $0.6 million interest costs were capitalized in relation to our newbuilding program for the same period of 2024. This slight decrease is mainly due to the decreased benchmark interest rates of our bank loans in the current period, partly offset by the increased amount of debt in the current period compared to the same period of 2024.

For the three months ended December 31, 2025, the Company recognized a $0.02 million loss on its interest rate swap contract, comprising a $0.01 million unrealized loss from the mark-to-market valuation of our outstanding interest rate swap and a $0.01 million realized loss. For the three months ended December 31, 2024, the Company recognized a $0.5 million gain on its interest rate swap contract, comprising a $0.4 million unrealized gain from the mark-to-market valuation of our outstanding interest rate swap and a $0.1 million realized gain.

Adjusted EBITDA1 for the fourth quarter of 2025 increased to $40.7 million compared to $32.8 million for the corresponding period in 2024.

Basic and diluted earnings per share for the fourth quarter of 2025 were $5.82 and $5.79 calculated on 6,957,348 and 6,991,738 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $3.51 and $3.49, respectively, for the fourth quarter of 2024, calculated on 6,952,001 basic and 6,989,333 diluted weighted average number of shares outstanding.

The adjusted earnings for the quarter ended December 31, 2025, would have been $4.50 and $4.48 per share basic and diluted, respectively, compared to adjusted earnings of $3.35 and $3.33 per share basic and diluted, respectively, for the quarter ended December 31, 2024. Usually, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

Full Year 2025 Results:

For the full year of 2025, the Company reported total net revenues of $227.9 million, representing a 7.0% increase, over total net revenues of $212.9 million during the twelve months of 2024, mainly as a result of the increased number of vessels owned and operated in the twelve months of 2025 compared to the corresponding period of 2024, and the higher average time charter equivalent rates earned in 2025. The Company reported a net income for the year of $137.0 million, as compared to a net income of $112.8 million for the twelve months of 2024. On average, 22.22 vessels were owned and operated during the twelve months of 2025 earning an average time charter equivalent rate of $29,107 per day compared to 21.73 vessels in the same period of 2024 earning on average $28,054 per day.

For the twelve months of 2025, voyage expenses amounted to $1.1 million, as compared to voyage expenses of $2.0 million in the same period of 2024. Voyage expenses for the twelve months of 2025 mainly related to owners expenses at certain ports, while for the corresponding period in 2024 related to expenses for vessels repositioning between charters and owners expenses at certain ports.

Vessel operating expenses for the twelve months of 2025 amounted to $46.8 million as compared to $46.7 million for the same period of 2024. This increase in vessel operating expenses is due to the higher average number of vessels operated by the Company in the twelve months of 2025 as compared to the same period of 2024, partly offset by the lower daily vessel operating expenses, mainly attributable to the significantly lower daily operating costs of the seven new building vessels delivered to the Company gradually within the past two years.

Drydocking expenses for the twelve months of 2025 amounted to $6.6 million (three of our vessels completed extensive repairs afloat and one of our vessels completed her special survey with drydock), compared to $10.5 million (five vessels passed their special survey with drydock, three vessels passed their intermediate survey in water) in the corresponding period of 2024.

Vessel depreciation for the twelve months of 2025 was $28.6 million compared to $26.4 million during the same period of 2024, due to the increased average number of vessels in the Company’s fleet.

Related party management fees for the twelve months of 2025 were $8.0 million compared to $7.1 million for the same period of 2024 as a result of the higher number of vessels in our fleet, the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros and the unfavorable movement of the euro/dollar exchange rate.

The results of the Company for the twelve months of 2025 include a $10.2 million gain on sale of M/V “Diamantis” that was completed in January 2025 and a $9.2 million gain on sale of M/V “Marcos V” that was completed in October 2025. The results of the Company for the twelve months of 2024 include a $5.7 million gain on sale of M/V “EM Astoria” that was completed in June 2024.

General and administrative expenses amounted to $6.8 million during the twelve months of 2025 as compared to $5.9 million in the last year. This increase is mainly attributable to the increased cost of our stock incentive plan and increased professional fees during 2025.

During the twelve months of 2025, we had other operating income of $0.12 million, relating to loss of hire insurance received for one of our vessels. No such case existed in 2024.

Total interest and other financing costs for the twelve months of 2025 amount to $15.1 million, of which $0.1 million interest costs were capitalized in relation to our newbuilding program, compared to $14.8 million, of which $4.2 million interest costs were capitalized in relation to our newbuilding program for the same period of 2024. This increase is mainly due to the increased amount of debt in the current period compared to the same period of 2024.

For the twelve months ended December 31, 2025, the Company recognized a $0.2 million loss on its interest rate swap contract, comprising a $0.4 million unrealized loss from the mark-to-market valuation of its outstanding interest rate swap and a $0.2 million realized gain. For the twelve months ended December 31, 2024, the Company recognized a $1.0 million gain on its interest rate swap contract, comprising a $0.6 million unrealized gain from the mark-to-market valuation of its outstanding interest rate swap and a $0.4 million realized gain.

Adjusted EBITDA1 for the twelve months of 2025 increased to $155.9 million compared to $135.8 million during the twelve months of 2024, primarily as a result of higher revenues.

Basic and diluted earnings per share for the twelve months of 2025 were $19.73 and $19.72, calculated on 6,943,682 and 6,947,139 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $16.25 and $16.20 for the twelve months of 2024, respectively, calculated on 6,938,204 basic and 6,961,266 diluted weighted average number of shares outstanding.

The adjusted earnings per share for the year ended December 31, 2025, would have been $16.75 and $16.74 basic and diluted, respectively, compared to adjusted earnings of $14.92 and $14.87 per share basic and diluted, respectively, for the year ended December 31, 2024. As mentioned above, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of February 25, 2026 is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
SYNERGY BUSAN (*)	Intermediate	50,727	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP (*)	Intermediate	50,727	4,253	2008	TC until May-28	$35,500
SYNERGY OAKLAND (*)	Intermediate	50,788	4,253	2009	TC until May-26 TC until Mar-29	$42,000 $33,500
SYNERGY KEELUNG (*)	Intermediate	50,697	4,253	2009	TC until Jun-28	$35,500
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Sep-28	$38,000
RENA P(*)	Intermediate	50,765	4,250	2007	TC until Jul-28	$35,500
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS (*)	Feeder	38,733	2,800	2023	TC until Apr-26 TC until Mar-29	$48,000 $30,000
TERATAKI(*)	Feeder	38,733	2,800	2023	TC until Jul-26 TC until Jun-29	$48,000 $30,000
TENDER SOUL (*)	Feeder	38,733	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z (*)	Feeder	38,733	2,800	2024	TC until Mar-26 TC until Feb-29	$20,000 $30,000
DEAR PANEL (*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
SYMEON P (*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
PEPI STAR (*)	Feeder	22,563	1,800	2024	TC until Jun-26	$24,250
EVRIDIKI G (*)	Feeder	34,654	2,556	2001	TC until Apr-26	$29,500
EM CORFU (*)	Feeder	34,649	2,556	2001	TC until Aug-26	$28,000
MONICA (*)	Feeder	22,563	1,800	2024	TC until May-27	$23,500
STEPHANIA K (*)	Feeder	22,563	1,800	2024	TC until May-26	$22,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Apr-26 TC until Feb-28	$18,100 $21,500
JONATHAN P (*)	Feeder	23,732	1,740	2006	TC until Oct-26	$25,000
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until May-27	$19,000
Total Container Carriers	21	786,362	61,144

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment(*)	TCE Rate ($/day)
ELENA (H1711)(**)	Intermediate	56,266	4,484	Q3 2027	TC until Jun-31	$35,500
NIKITAS G (H1712) (**)	Intermediate	56,266	4,484	Q4 2027	TC until Sep-31	$35,500
YZJ2024-1768(**)	Intermediate	56,266	4,484	Q1 2028	TC until Feb-32	$35,500
YZJ2024-1769(**)	Intermediate	56,266	4,484	Q2 2028	TC until Apr-32	$35,500
Total under construction	4	225,064	17,936

Notes:

(*) TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) The charterer has the option until Nov-2026 to extend the charters by one year with the rate for the five-year period becoming $32,500/day

Summary Fleet Data:

	Three Months, Ended December 31, 2024	Three Months, Ended December 31, 2025	Twelve Months, Ended December 31, 2024	Twelve Months, Ended December 31, 2025
FLEET DATA
Average number of vessels (1)	23.00	21.22	21.73	22.22
Calendar days for fleet (2)	2,116.0	1,952.0	7,932.0	8,109.0
Scheduled off-hire days incl. laid-up (3)	47.8	-	158.0	69.0
Available days for fleet (4) = (2) - (3)	2,068.2	1,952.0	7,774.0	8,040.0
Commercial off-hire days (5)	-	-	3.7	-
Operational off-hire days (6)	8.5	2.6	20.6	22.1
Voyage days for fleet (7) = (4) - (5) - (6)	2,059.7	1,949.4	7,749.7	8,017.9
Fleet utilization (8) = (7) / (4)	99.6%	99.9%	99.7%	99.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.6%	99.9%	99.7%	99.7%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	26,479	30,268	28,054	29,107
Vessel operating expenses excl. drydocking expenses (12)	6,693	7,042	6,777	6,763
General and administrative expenses (13)	1,035	1,242	749	839
Total vessel operating expenses (14)	7,728	8,284	7,526	7,602
Drydocking expenses (15)	1,175	213	1,329	815

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter or are paid by the Company under a voyage charter contract. Average TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue (if any), the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses are calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Wednesday, February 25, 2026, at 10:00 a.m. Eastern Standard Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13758923. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the fourth quarter ended December 31, 2025, will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2024	2025	2024	2025

Revenues
Time charter revenue	54,953,643	59,097,907	218,912,526	234,439,224
Voyage charter revenue	-	-	473,055	-
Commissions	(1,645,451)	(1,710,581)	(6,488,268)	(6,565,662)
Net revenues	53,308,192	57,387,326	212,897,313	227,873,562

Operating expenses/ (income)
Voyage expenses	414,291	93,659	1,975,569	1,059,154
Vessel operating expenses	12,377,834	11,663,181	46,685,920	46,846,903
Drydocking expenses	2,486,081	415,580	10,537,928	6,607,677
Vessel depreciation	7,425,708	6,774,007	26,367,517	28,612,080
Related party management fees	1,783,948	2,083,727	7,067,408	7,995,498
Gain on sale of vessels	(1,859)	(9,199,516)	(5,692,653)	(19,429,726)
General and administrative expenses	2,190,316	2,425,139	5,938,870	6,802,563
Other operating income	-	-	-	(120,000)
Total operating expenses, net	26,676,319	14,255,777	92,880,559	78,374,149

Operating income	26,631,873	43,131,549	120,016,754	149,499,413

Other (expenses)/ income
Interest and other financing costs	(3,510,739)	(3,429,370)	(10,620,703)	(14,992,987)
Gain / (loss) on derivative, net	457,916	(17,196)	1,001,754	(238,624)
Foreign exchange gain / (loss)	30,178	13,960	18,633	(119,655)
Interest income	782,588	795,854	2,359,240	2,819,232
Other expenses, net	(2,240,057)	(2,636,752)	(7,241,076)	(12,532,034)
Net income	24,391,816	40,494,797	112,775,678	136,967,379
Weighted average number of shares outstanding, basic	6,952,001	6,957,348	6,938,204	6,943,682
Earnings per share, basic	3.51	5.82	16.25	19.73
Weighted average number of shares outstanding, diluted	6,989,333	6,991,738	6,961,266	6,947,139
Earnings per share, diluted	3.49	5.79	16.20	19.72

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2024		December 31, 2025
ASSETS
Current Assets:
Cash and cash equivalents	73,739,504	176,460,053
Trade accounts receivable, net	4,551,077	10,159,572
Other receivables	775,793	1,365,550
Inventories	3,191,140	2,817,493
Restricted cash	926,823	564,027
Prepaid expenses	1,338,031	984,394
Derivative	184,392	-
Total current assets	84,706,760	192,351,089

Fixed assets:
Advances for vessels under construction	56,924,663	35,890,936
Vessels, net	443,386,898	465,913,492
Long-term assets:
Derivative	200,636	-
Restricted cash	6,000,000	6,300,000
Total assets	591,218,957	700,455,517

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term debt, current portion	36,930,532	19,151,932
Trade accounts payable	5,735,830	3,907,792
Accrued expenses	4,482,282	9,035,452
Accrued dividends	121,030	143,510
Deferred revenue	8,237,629	5,291,870
Due to related company	1,662,306	1,821,723
Total current liabilities	57,169,609	39,352,279
Long-term liabilities:
Long-term debt, net of current portion	168,473,386	197,659,451
Fair value of below market time charters acquired	2,626,130	-
Total long-term liabilities	171,099,516	197,659,451
Total liabilities	228,269,125	237,011,730
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,047,537 and 7,055,881 issued and outstanding, respectively)	211,426	211,676
Additional paid-in capital	258,887,424	258,724,564
Retained earnings	103,850,982	204,507,547
Total shareholders’ equity	362,949,832	463,443,787
Total liabilities and shareholders' equity	591,218,957	700,455,517

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2024	2025

Cash flows from operating activities:
Net income	112,775,678	136,967,379
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	26,367,517	28,612,080
Amortization of deferred charges	538,789	474,582
Share-based compensation	1,519,933	1,959,564
Gain on sale of vessels	(5,692,653)	(19,429,726)
Amortization of fair value of below market time charters acquired	(4,954,176)	(2,626,130)
Unrealized (gain) / loss on derivative	(609,209)	385,028
Changes in operating assets and liabilities	(1,779,989)	(5,209,292)
Net cash provided by operating activities	128,165,890	141,133,485

Cash flows from investing activities:
Cash paid for vessels under construction	(173,719,072)	(74,450,202)
Cash paid for vessel acquisitions and vessel improvements	(5,201,697)	(2,601,808)
Net proceeds from sale of vessels	10,146,400	61,851,722
Net cash used in investing activities	(168,774,369)	(15,200,288)

Cash flows from financing activities:
Cash paid for share repurchase	(1,065,750)	(2,122,174)
Dividends paid	(16,839,457)	(18,956,612)
Loan arrangement fees paid	(1,398,700)	(429,000)
Proceeds from long-term debt	114,400,000	52,000,000
Repayment of long-term debt	(38,137,585)	(40,638,117)
Cash retained by Euroholdings Ltd. at spin-off	-	(13,129,541)
Net cash provided by / (used in) financing activities	56,958,508	(23,275,444)

Net increase in cash, cash equivalents and restricted cash	16,350,029	102,657,753
Cash, cash equivalents and restricted cash at beginning of year	64,316,298	80,666,327
Cash, cash equivalents and restricted cash at end of year	80,666,327	183,324,080

  Cash breakdown

Cash and cash equivalents	73,739,504	176,460,053
Restricted cash, current	926,823	564,027
Restricted cash, long term	6,000,000	6,300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	80,666,327	183,324,080

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net Income

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2024	Three Months Ended December 31, 2025	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2025
Net income	24,391,816	40,494,797	112,775,678	136,967,379
Interest and other financing costs, net (incl. interest income)	2,728,151	2,633,516	8,261,463	12,173,755
Vessel depreciation	7,425,708	6,774,007	26,367,517	28,612,080
Gain on sale of vessels	(1,859)	(9,199,516)	(5,692,653)	(19,429,726)
Amortization of fair value of below market time charters acquired	(1,245,312)	-	(4,954,176)	(2,626,130)
(Gain) / loss on interest rate swap derivative, net	(457,916)	17,196	(1,001,754)	238,624
Adjusted EBITDA	32,840,588	40,720,000	135,756,075	155,935,982

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, vessel depreciation, impairment loss, (gain) / loss on interest rate swap derivative, net, gain on sale of vessels, and amortization of fair value of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, (gain) / loss on interest rate swap, gain on sale of vessels, vessel depreciation and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2024	Three Months Ended December 31, 2025	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2025
Net income	24,391,816	40,494,797	112,775,678	136,967,379
Unrealized (gain) / loss on derivative	(361,342)	4,196	(609,209)	385,028
Gain on sale of vessels	(1,859)	(9,199,516)	(5,692,653)	(19,429,726)
Amortization of fair value of below market time charters acquired	(1,245,312)	-	(4,954,176)	(2,626,130)
Vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	505,804	-	2,005,732	994,124
Adjusted net income	23,289,107	31,299,477	103,525,372	116,290,675
Adjusted earnings per share, basic	3.35	4.50	14.92	16.75
Weighted average number of shares outstanding, basic	6,952,001	6,957,348	6,938,204	6,943,682
Adjusted earnings per share, diluted	3.33	4.48	14.87	16.74
Weighted average number of shares outstanding, diluted	6,989,333	6,991,738	6,961,266	6,947,139

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized (gain) / loss on derivative, gain on sale of vessels, amortization of below market time charters acquired, impairment loss and vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all noncash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 21 vessels, including 15 Feeder containerships and 6 Intermediate containerships. Euroseas 21 containerships have a cargo capacity of 61,144 teu. After the delivery of four intermediate containership newbuildings in 2027 and 2028, Euroseas fleet will consist of 25 vessels with a total carrying capacity of 79,080 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com